     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER , 2001.

                                             Registration No. 333 -
                                                                    ------------



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------


                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                 --------------

                             VISUAL DATA CORPORATION
             (Exact name of registrant as specified in its charter)

                 Florida                                 65-0420146
      (State or other jurisdiction                    (I.R.S. Employer
      of incorporation or organization)               Identification No.)

                               1291 SW 29th Avenue
                          Pompano Beach, Florida 33069
                                 (954) 917-6655
            (Name, address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)


                              Randy S. Selman, CEO
                             Visual Data Corporation
                               1291 SW 29th Avenue
                          Pompano Beach, Florida 33069
                                 (954) 917-6655
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                             Joel D. Mayersohn, Esq.
                              Atlas Pearlman, P.A.
                           350 East Las Olas Boulevard
                                   Suite 1700
                         Fort Lauderdale, Florida 33301
                            (954) 763-1200 telephone
                            (954) 766-7800 telecopier

         Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.
                                                      [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.
                                                      [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

                                                      [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                                      [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.
                                                      [ ]

                         CALCULATION OF REGISTRATION FEE

                                        Proposed          Proposed
   Title of each                         maximum           maximum
class of securities    Amount to be   offering price      aggregate          Amount of
  to be registered      registered     per security    offering price(1)  registration fee
--------------------  -------------   --------------   -----------------  ----------------
Common Stock(2)         2,108,005         $0.88         $1,855,088              $472
                                                                                ----

Total Registration Fee                                                          $472
                                                                                ====

         (1) Estimated solely for purposes of calculating th registration fee pursuant to Rule 457 under the Securities Act of 1933 (the "Securities Act") based on the average of the high and low sale price of the common stock as reported on the Nasdaq National Market on October 05, 2001.

         (2) For purposes of estimating the number of shares of the registrant's common stock to be included in this registration statement, the registrant included up to 839,505 shares of common stock issuable upon the exercise of outstanding options and warrants and 1,268,500 shares of its common stock presently issued and outstanding. Pursuant to Rule 416, there are also being registered such additional number of shares as may be issuable as a result of the anti-dilution provisions of the warrants and options.

PROSPECTUS

                   SUBJECT TO COMPLETION, DATED OCTOBER ___, 2001


                             VISUAL DATA CORPORATION


                        2,108,005 shares of common stock



         This prospectus relates to 2,108,005 shares of our common stock which may be offered by certain selling security holders.

         Our common stock is traded on the Nasdaq National Market under the trading symbol "VDAT". On October 5, 2001, the last sale price for our common stock was $0.88.

         THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


              The date of this Prospectus is _______________, 2001

                                TABLE OF CONTENTS

                                                                                                       Page
Business............................................................................................     3

Risk Factors........................................................................................     6

Cautionary Statement about Forward-Looking Information..............................................    14

Use of Proceeds.....................................................................................    14

Description of Common Stock.........................................................................    14

Selling Security Holders............................................................................    15

Plan of Distribution................................................................................    21

Where You Can Find More Information.................................................................    22

Legal Matters.......................................................................................    24

Experts.............................................................................................    24

         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                    BUSINESS

         We are a full service broadband media company that enables businesses to market their products through various channels including print, television and the Internet. For the nine months ended June 30, 2001, we reported revenues of $6,421,374 and a net loss of $8,044,393, and for the year ended September 30, 2000, we reported revenues of $5,868,435 and a net loss of $11,401,583.

         We offer our products and services through five groups:

         - Visual Data Network Solutions Group, which is comprised of our subsidiary Entertainment Digital Network, Inc. (Ednet), is a facilitator of the transfer of audio and video for the entertainment industry. Ednet has established a private wide-area network (WAN) through strategic alliances with long distance carriers, regional telephone companies, satellite operators and independent fiber optic telecommunications providers which enables it to exchange high quality audio, compressed video and multimedia data communications. Our Network Solutions Group, which represented approximately 46% and approximately 71% of our revenues for the nine months ended June 30, 2001 and the year ended September 30, 2000, respectively, generates revenues from the sales, rental and installation of equipment, network usage, distribution fees and other related fees.

         - Visual Data Travel Group produces and distributes multi-media presentations for hotels, resorts, attractions, cruises and golf courses to augment the marketing programs for their properties and attract more visitors. Our Travel Group produces concise, broadband-enabled vignettes of the property for our clients, highlighting various features and amenities of the particular property. We distribute these vignettes over the Internet on both our websites as well as some of the largest travel and leisure websites. Our Travel Group, which represented approximately 8% and approximately 6% of our revenues for the nine months ended June 30, 2001 and the year ended September 30, 2000, respectively, generates revenues from production and distribution fees. We own or co- own virtually all the content we create, which we believe provides us with desirable content for syndication.

         - Visual Data On-line Broadcast and Production Group provides an array of corporate-oriented web-based media services to the corporate market including live audio and video webcasting (sending live audio or video programming over the Internet, which is the counterpart to traditional radio and TV broadcasting), corporate announcements, and other information for distribution over the Internet, broadcast TV and radio. We also provide point-to-point audio and video transport worldwide. Significant to our On-line Broadcast and Production Group is our strategic partnership with the Internet's leading press release service, PR Newswire, which provides us with a global sales force to promote our broadband corporate services packages. Also operating within our On-line Broadcast and Production Group is our MedicalView library which produces and distributes medical lectures and seminars to the both the medical industry and the general public. MedicalView is distributed under syndication and licensing agreements with various websites. Our On-line Broadcast and Production Group, which represented approximately 25% and approximately 18% of our revenues for the nine months ended June 30, 2001 and the year ended September 30, 2000, respectively, generates revenues through production and distribution fees.

         - Visual Data Financial Solutions Group provides real time, preference-driven financial information to financial professionals as well as to non-professionals with an interest in the financial markets. Through our TheFirstNews.com website, our subscribers are able to listen to live audio excerpts and view short and long version text stories targeted to specific financial market sectors. The information is delivered in real time streaming audio to personal computers, wireless telephones and personal digital assistants. Our Financial Solutions Group, which represented less than 1% of our revenues for each of the nine months ended June 30, 2001 and the year ended September 30, 2000, generates revenues from monthly subscription fees, revenue sharing arrangements with affiliates, advertising fees and content licensing fees.

         - Visual Data Golf, Leisure and Syndication Group was formed with our recent acquisition of SportSoft Golf which we have renamed the Golf Society of the U.S. Our goal is to develop this division to be a leading golf industry marketing, media and technology provider. The Golf Society of the U.S. has an extensive portfolio of world-class interactive online services, including the www.golfsociety.com and www.golfsyndications.com Web properties, and it is also the publisher of Player magazine. We believe these will provide new channels for our promotion and distribution of our products and services. The Golf, Leisure and Syndication Group , which represented approximately 16% of our revenues for the nine months ended June 30, 2001, generates revenues from membership fees, advertising, syndication and fees from the sale of equipment. We recorded no revenues from this group for the year ended September 30, 2000.

         We use a variety of additional marketing methods, including our internal sales force, to market our products and services. One key element of our marketing strategy has been to enter into distribution agreements with recognized leaders in each of the markets for our products and services. By offering our products and services in conjunction with the distributors products, we believe these distribution agreements enable us to take advantage of the particular distributors' existing marketing programs, sales forces and business relationships. Contracts with these distributors generally range from one to two years. For the fiscal year ended September 30, 2000 and the nine months ended June 30, 2001, revenues from our agreements with PR Newswire have represented approximately 17% and 23%, respectively, of our revenues. Other than this agreement, no other agreement with a distributor has represented more than 10% of our revenues during these periods.

Recent Developments

         On September 10, 2001 we announced that we had signed an agreement to merge with RMS Networks, Inc. ("RMS"). Under the terms of the merger agreement, shareholders of RMS will receive up to a total of 10 million shares of our common stock based upon RMS attaining certain revenue and profit levels. RMS shareholders will initially receive 6.16 million shares of our common stock, with the remaining 3.84 million shares to be earned over a period extending up to 24 months from the date of the closing of the merger. After the closing of the merger, we will appoint Jason Kates, currently the CEO of RMS, to our Board of Directors.

         The closing of the merger is subject to various conditions, including the resolution of certain corporate liabilities by RMS, the effectiveness of a registration statement to be filed with the SEC by us, approval by both our shareholders and RMS' shareholders, and the securing of a commitment for financing in an amount of $10 million but not less than $5 million. To this end, we have engaged an investment banking firm to secure the financing. A voting and proxy agreement has been entered into by holders of RMS' common stock owning in excess of 50% of the outstanding shares, agreeing, subject to the conditions contained in this agreement, to vote for approval of the merger.

         RMS is a provider of digital broadcast-quality, full motion video programming that is primarily distributed by two-way broadband satellite networks to video monitors in retail locations nationwide. Through this platform, advertisers can directly market to targeted consumers at the point of purchase, and retailers and their vendors can deliver training, product information and company-wide communications to in-store employees.

Our executive offices

         Our executive offices are located at 1291 SW 29th Avenue, Pompano Beach, Florida 33069. Our telephone number at that location is (954) 917-6655.

                                  RISK FACTORS

         Before you invest in our securities, you should be aware that there are various risks. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. You should consider carefully these risk factors, together with all of the other information included in or incorporated by reference into this prospectus before you decide to purchase our securities. If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected.

WE HAVE AN ACCUMULATED DEFICIT AND WE ANTICIPATE CONTINUING LOSSES WHICH WILL RESULT IN SIGNIFICANT LIQUIDITY AND CASH FLOW PROBLEMS.

         We have incurred operating losses since our inception and we have an accumulated deficit of $36,214,976 at June 30, 2001. For the nine months ended June 30, 2001, we incurred a net loss of $8,044,393. For the years ended September 30, 2000 and 1999, we incurred net losses of $11,401,583 and $7,158,376, respectively. Our operating expenses have increased and we continue to incur significant operating losses. Our liquidity has substantially diminished because of these continuing operating losses. Our future profitability will depend on substantial increases in revenues from operations. There can be no assurance that future revenues will grow sufficiently to generate a positive cash flow or otherwise enable us to be profitable. We will experience significant liquidity and cash flow problems which will require us to raise additional capital to continue operations if we are not able to substantially increase our revenues. We cannot guarantee that future revenues will grow sufficiently to generate positive cash flow or otherwise enable us to become profitable.

WE CANNOT PREDICT OUR FUTURE REVENUES OR WHETHER OUR PRODUCTS WILL BE ACCEPTED. IF THE MARKETS FOR OUR PRODUCTS AND SERVICES DO NOT DEVELOP, OUR FUTURE RESULTS OF OPERATIONS WILL BE ADVERSELY AFFECTED.

         Revenues from our products and services have been limited. We reported revenues of $6,421,374 and $4,466,913 for the nine months ended June 30, 2001 and 2000, respectively. We reported revenues of $5,868,435 and $4,464,157 for the years ended September 30, 2000 and 1999, respectively. In addition, the markets for our products and services have only recently begun to develop, are rapidly evolving and are increasingly competitive. Demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. It is difficult to predict whether, or how fast, these markets will grow. We cannot guarantee either that the demand for our products and services will continue to develop or that such demand will be sustainable. If the market develops more slowly than expected or becomes saturated with our competitors' products and services, or do not sustain market acceptance, our business, operating results, and financial condition will be materially and adversely affected.

WE CANNOT GUARANTEE THAT WE WILL CLOSE OUR PENDING MERGER WITH RMS.

         The closing of our pending merger with RMS is subject to various conditions, including the resolution of certain corporate liabilities by RMS, the effectiveness of a registration statement to be filed with the SEC by us, approval by both our shareholders and RMS' shareholders, and the securing of a commitment for financing in an amount of $10 million but not less than $5 million. While we believe this pending transaction will ultimately close, because we may encounter unforseen difficulties while attempting to satisfy these conditions precedent, we cannot predict the timing of the closing. In addition, certain of the conditions precedent are not within our direct control and we cannot guarantee that these will be satisfied. You should not purchase shares of our common stock based on the assumption that we will ultimately close the pending merger with RMS.

WE WILL NEED ADDITIONAL FINANCING WHICH WE MAY NOT BE ABLE TO OBTAIN ON ACCEPTABLE TERMS. IF WE ARE UNABLE TO RAISE ADDITIONAL CAPITAL AS NEEDED, THE FUTURE GROWTH OF OUR BUSINESS AND OPERATIONS WILL BE SEVERELY LIMITED.

         Historically, our operations have been financed primarily through the issuance of equity. Our acquisition and internal growth strategy requires substantial capital investment. Capital is typically needed not only for the acquisition of additional companies, but also for the effective integration, operation and expansion of these businesses. Capital is also necessary for the production and marketing of additional on-line multi-media libraries. Our future capital requirements, however, depend on a number of factors, including our ability to grow our revenues and manage our business. Our growth will depend upon our ability to raise additional capital, possibly through the issuance of long-term or short-term indebtedness or the issuance of our equity securities in private or public transactions.

         If we raise additional capital through the issuance of debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of Visual Data held by existing shareholders will be reduced and those shareholders may experience significant dilution. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our common stock. There can be no assurance that acceptable financing for future acquisitions or for the integration and expansion of existing operations can be obtained on suitable terms, if at all. Our ability to continue our growth and acquisition strategy could suffer if we are unable to raise the additional funds on acceptable terms which will have the effect of limiting our ability to increase our revenues or possibly attain profitable operations in the future.

FLUCTUATIONS IN OUR OPERATING RESULTS MAY ADVERSELY AFFECT OUR STOCK PRICE AND PURCHASERS OF OUR SHARES OF COMMON STOCK MAY LOSE ALL OR A PORTION OF THEIR INVESTMENT.

         Historically, there has been volatility in the market price for our common stock. Our quarterly operating results, changes in general conditions in the economy, the financial markets or the marketing industry, or other developments affecting us or our competitors, could cause the market price of our common stock to fluctuate substantially. We expect to experience significant fluctuations in our future quarterly operating results due to a variety of factors. Factors that may adversely affect our quarterly operating results include:

         - the announcement or introduction of new service and products by us and our competitors;

         - our ability to upgrade and develop our systems in a timely and effective manner;

         - our ability to retain existing clients and attract new clients at a steady rate, and maintain client satisfaction;

         - the level of use of the Internet and online services and the rate of market acceptance of the Internet and other online services for transacting business;

         - technical difficulties, system downtime, or Internet brownouts;

         - the amount and timing of operating costs and capital expenditures relating to expansion of our business and operations;

         -        government regulation; and

         - general economic conditions and economic conditions specific to the Internet and e-commerce.

         As a result of these factors, in one or more future quarters, our operating results may fall below the expectations of securities analysts and investors. In this event, the market price of our common stock would likely be materially adversely affected. In addition, the stock market in general and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of those companies. These broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.

WE ARE DEPENDENT ON CONTRACTS, SOME OF WHICH ARE SHORT TERM. IF THESE CONTRACTS ARE TERMINATED, OUR RESULTS OF OPERATIONS WOULD BE MATERIALLY ADVERSELY AFFECTED.

         We are dependent upon contracts and distribution agreements with our strategic partners and clients including PR Newswire Corporation. Revenue from PR Newswire represented approximately 17% and 23% of our consolidated revenue for the year ended September 30, 2000 and the nine months ended June 30, 2001, respectively. These contracts are generally for terms ranging from one to two years, however, many of them permit our clients and partners to terminate their agreements with us on short term notice. Because of the significant nature of the revenues from these contracts to our consolidated results of operations, the termination of any of these contracts could have a material adverse effect on our business operations and prospects.

OUR MANAGEMENT MAY BE UNABLE TO EFFECTIVELY INTEGRATE OUR ACQUISITIONS AND TO MANAGE OUR GROWTH AND WE MAY BE UNABLE TO FULLY REALIZE ANY ANTICIPATED BENEFITS OF THESE ACQUISITIONS.

         Our business strategy includes growth through acquisition and internal development. We are subject to various risks associated with our growth strategy, including the risk that we will be unable to identify and recruit suitable acquisition candidates in the future or to integrate and manage the acquired companies.

         We completed the acquisition of 51% of Ednet in June 1998 and the remaining 49% in July 2001, and in February 2001 we completed our acquisition of SportSoft Golf, Inc. We have recently announced a pending merger with RMS. Acquired companies' histories, geographical locations, business models and business cultures can be different from ours in many respects. Our directors and senior management face a significant challenge in their efforts to integrate our businesses and the business of the acquired companies or assets, and to effectively manage our continued growth. There can be no assurance that our efforts to integrate the operations of any acquired assets or companies acquired in the future will be successful, that we can manage our growth or that the anticipated benefits of these proposed acquisitions will be fully realized. The dedication of management resources to these efforts may detract attention from our day-to-day business. There can be no assurance that there will not be substantial costs associated with these activities or of the success of our integration efforts, either of which could have a material adverse effect on our operating results.

THE EXERCISE OF OPTIONS AND WARRANTS WILL BE DILUTIVE TO OUR
EXISTING STOCKHOLDERS.

         As of September 30, 2001 we had outstanding options and warrants to purchase a total of 15,512,308 shares of our common stock at prices ranging between $0.00016 and $17.188 per share. We have included 839,505 shares of our common stock issuable upon exercise of these options and warrants in this prospectus which means that when the option or warrant is exercised, the holder may resell the common stock received on the exercise in the public market. The exercise of these warrants and options may materially adversely affect the market price of our common stock and will have a dilutive effect on our existing stockholders.

THE NUMBER OF SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE DEBENTURES WILL INCREASE AS THE MARKET PRICE OF OUR COMMON STOCK DECREASES.

         We have an aggregate of $2,260,000 principal amount of 6% convertible debentures outstanding as of the date of this prospectus. The debentures which are convertible, in whole or in part, at the option of the holders into shares of our common stock at a conversion price equal to the lesser of:

         -        $2.13 per share, or

         - 90% of the average of the three lowest closing bid prices for the 20 trading days prior to conversion (the "variable conversion price").

         The conversion price of the convertible debentures cannot be less than $.90 per share; provided that this floor price will be reset to 50% of the variable conversion price on December 8, 2001. The practical effects of this conversion formula based upon the current conversion formula are:

         - If the variable conversion price is above $2.13 per share, then the conversion price is based upon the $2.13 per share formula,

         - If the variable conversion price is less than $2.13 per share, then the conversion price is determined by calculating 90% of the three lowest closing bid price of our common stock for the 20 trading days prior to conversion, subject to a floor price of $.90 per share.

         Because the conversion price is not fixed, the ultimate number of shares of common stock issuable if the holders elect to convert the $2,260,000 principal amount of the debentures is unknown at this time. The following table sets forth:

         - the number of shares of our common stock that would be issuable upon conversion of the $2,260,000 principal amount of debentures at various conversion prices prior to December 8, 2001 based upon an average market price of our common stock of $1.2367 per share which is the average of the three lowest closing prices of our common stock as reported on the Nasdaq National Market for the 20 consecutive trading days prior to September 10, 2001, and

         - the total number of shares of our common stock that would be issuable upon the conversion of all $3,060,000 principal amount of the debentures, giving effect to the debentures which have already been converted.

                                                 Shares Issued                          Total Shares(2)
                                                 on Conversion                            Issued on               Total % of(3)
                                                      of               % of(1)           conversion of            Shares issued
Market                      Conversion           $2,260,000 of       Outstanding        all $3,060,000           on conversion of
Price                          Price               debentures           Shares             debentures             all debentures
-----                       ----------           -------------       -----------        ---------------          ----------------
$1.2367 and above           $1.113                 2,030,548            13.4%              2,834,288                   19.8%
$.9275 (25% less
than $1.2367)               $0.900(4)              2,511,111            16.6%              3,314,851                   23.1%
$.6184 (50% less
than $1.2367)               $0.900(4)              2,511,111            16.6%              3,314,851                   23.1%
$.3092 (75% less
than $1.2367)               $0.900(4)              2,511,111            16.6%              3,314,851                   23.1%

(1) Based upon 15,134,697 shares issued and outstanding on September 10, 2001, which includes the shares issued previously upon the conversion of $800,000 principal amount of the debentures.

(2) Includes 803,740 shares of our common stock which have previously been issued upon the conversion of $800,000 principal amount of the debentures.

(3) Based upon 14,330,957 shares issued and outstanding which does not include the 803,740 shares previously issued upon the conversion of $800,000 principal amount of the debentures.

(4) The conversion price has a floor of $.90 per share until December 8, 2001.

         We are unable to predict at this time any adjustment in the floor conversion price on December 8, 2001, and as a result the potential full dilutive nature of the conversion formula, as it will be based upon an adjustment calculated on future market prices. The following table, however, sets forth the number of shares of our common stock that would be issuable upon the conversion of the remaining $2,260,000 principal amount of debentures at various conversion prices after December 8, 2001 based upon an assumed average market price of our common stock of $1.2367 per share, and assumed reductions in the average market price of 25%, 50% and 75%.

                                                           Shares Issued                       Total Shares(2)     Total %(3)
                                                           on Conversion                          issued on         of Shares
                                               Adjusted          of             % of(1)         conversion of       Issued on
Market                      Conversion          Floor      $2,260,000 of      Outstanding      all $3,060,000     conversion of
Price                          Price            Price        debentures         Shares           debentures      all debentures
-----                       ----------         --------    -------------      -----------      --------------    --------------
$1.2367 and above            $1.1130            $.5565        4,061,096          26.8%             4,864,836           33.9%
$.9275 (25% less
than $1.2367)                $ .8348            $.4174        5,414,471          35.8%             6,218,211           43.4%
$.6184 (50% less
than $1.2367)                $ .5566            $.2783        8,120,733          53.7%             8,924,473           62.3%
$.3092 (75% less
than $1.2367)                $ .2783            $.1392       16,235,632          107.3%           17,039,372          118.9%

(1) Based upon 15,134,697 shares issued and outstanding on September 10, 2001, which includes the shares issued previously upon the conversion of $800,000 principal amount of the debentures.

(2) Includes 803,740 shares of our common stock which have previously been issued upon the conversion of $800,000 principal amount of the debentures.

(3) Based upon 14,330,957 shares issued and outstanding which does not include the 803,740 shares previously issued upon the conversion of $800,000 principal amount of the debentures.

         The terms of the debentures provide that the number of shares of common stock into which they are convertible, when added together with all other shares of our common stock beneficially owned by the holder and its affiliates, cannot exceed 9.9% of our total issued and outstanding common shares at any one time. The debenture holders are affiliates, and the number of shares of common stock owned by each debenture holder would be aggregated for the purposes of calculating the 9.9% limitation. The terms of the debentures also have the effect of restricting the amount of debentures which the debentures holders can convert and sell within any 61 day period. This 9.9% limitation, however, does not prevent the debenture holders from continually liquidating shares of our common stock owned by them in order to convert all of the debentures into shares of our common stock, subject to the terms of the debentures.

IF THE SELLING SECURITY HOLDERS ALL ELECT TO SELL THEIR SHARES OF OUR COMMON STOCK AT THE SAME TIME, THE MARKET PRICE OF OUR SHARES MAY DECREASE.

         It is possible that the selling security holders will offer all of the shares for sale. Further, because it is possible that a significant number of shares could be sold at the same time hereunder, the sales, or the possibility thereof, may have a depressive effect on the market price of our common stock.

THE VARIABLE CONVERSION PRICE FORMULA FOR THE DEBENTURES COULD NEGATIVELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

         The following are special risks which result from the variable conversion price formula of the debentures:

- REDUCTION IN STOCK PRICE. The conversion price of the debentures is variable based on the future trading prices of our common stock, with a current floor conversion price of $.90 per share. As described above, this floor price will be adjusted on December 8, 2001 to 50% of the variable conversion price. As a result of the market-related conversion price, the number of shares of common stock issuable upon conversion of the debentures will be inversely proportionate the market price of the common stock at the dates upon which the conversion price may be determined.

- EFFECT OF SHORT SALES BY THIRD PARTIES. As a result of the market-related conversion price of the debentures, third parties may take significant short positions in our common stock. If this occurs, these short positions may have the effect of depressing the trading price of our common stock which would result in additional dilutive issuance of stock upon the conversion of the debentures. In addition, other selling security holders may take short positions in our common stock which while not effecting the exercise price of the underlying warrants or options held by these selling security holders, could have the effect of depressing its trading value and therefore result in additional dilutive issuance of stock upon the conversion of the debentures.

- EFFECT OF ADDITIONAL SHARES IN MARKET. To the extent that holder of the debentures converts a portion of the debentures and then sell its common stock in the open market, our common stock price may decrease due to the additional shares in the market, possibly allowing the holder to convert the remaining debentures into greater amounts of common stock, further depressing the stock price.

PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS MAY DELAY OR PREVENT A TAKE-OVER WHICH MAY NOT BE IN THE BEST INTERESTS OF OUR SHAREHOLDERS.

         Provisions of our articles of incorporation and bylaws may be deemed to have anti-takeover effects, which include when and by whom special meetings of our shareholders may be called, and may delay, defer or prevent a takeover attempt. In addition, certain provisions of the Florida Business Corporation Act also may be deemed to have certain anti-takeover effects which include that control of shares acquired in excess of certain specified thresholds will not possess any voting rights unless these voting rights are approved by a majority of a corporation's disinterested shareholders.

         In addition, our articles of incorporation authorize the issuance of up to 5,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by our board of directors, of which no shares are currently issued and outstanding. Our board of directors may, without shareholder approval, issue preferred stock with dividends, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION

         Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking words such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in or incorporated by reference into this prospectus. The risk factors noted in this section and other factors noted throughout this prospectus or incorporated herein, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.

                                 USE OF PROCEEDS

         We will receive up to an additional $1,814,661 in gross proceeds from the exercise of outstanding options and warrants. We presently intend to use these proceeds for general working capital.

         The actual allocation of proceeds realized from the exercise of these securities will depend upon the amount and timing of such exercises, our operating revenues and cash position at such time and our working capital requirements. There can be no assurances that any of the outstanding options or warrants will be exercised. Pending utilization of the proceeds as described above, the net proceeds of the offering will be deposited in interest bearing accounts or invested in money market instruments, government obligations, certificates of deposits or similar short-term investment grade interest bearing investments.

                           DESCRIPTION OF COMMON STOCK

         We are authorized to issue 50,000,000 shares of common stock, par value $.0001. 15,165,389 shares are issued and outstanding as September 30, 2001. The outstanding shares of common stock are fully paid and non-assessable. The holders of common stock are entitled to one vote per share for the election of directors and with respect to all other matters submitted to a vote of shareholders. Shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of such shares voting for the election of directors can elect 100% of the directors if they choose to do so and, in such event, the holders of the remaining shares so voting will not be able to elect any directors.

         Upon any liquidation, dissolution or winding-up, our assets, after the payment of our debts and liabilities and any liquidation preferences of, and unpaid dividends on, any class of preferred stock then outstanding, will be distributed pro-rata to the holders of our common stock. The holders of our common stock do not have preemptive or conversion rights to subscribe for any of our securities and have no right to require us to redeem or purchase their shares. The holders of our shares of common stock are entitled to share equally in dividends if, as and when declared by our board of directors, out of funds legally available therefor, subject to the priorities accorded any class of preferred stock which may be issued. Our consolidation or merger, or a sale, transfer or lease of all or substantially all of our assets, which does not involve distribution by us of cash or other property to the holders of our shares of common stock, will not be a liquidation, dissolution or winding up of Visual Data.

                            SELLING SECURITY HOLDERS

         On August 17, 2001, we sold 446,429 shares of our common stock and a three year common stock purchase warrant to purchase 125,000 shares of our common stock to ICN Capital Ltd. in a private transaction exempt from registration under the Securities Act in reliance on Section 4(2) of said act and Regulation S promulgated thereunder. The purchaser was an accredited investor. The three year warrant is exercisable at $1.75 per share. ICN Capital Ltd. purchased the shares of our common stock and warrant in the ordinary course of business, and at the time of purchase ICN Capital Ltd. did not have any agreement or understanding, directly or indirectly, with any person to distribute either the shares of our common stock or warrants, or the shares of our common stock into which the warrants are exercisable.

         We granted the purchaser certain rights of first refusal for future financings by us, and agreed to file a registration statement with the SEC to permit the public resale of the common stock, including the shares issuable upon the exercise of the warrant, within 45 days from the closing date of the transaction. This prospectus is a part of that registration statement. We agreed to use our best efforts to have the registration statement declared effective within 90 days from the filing date.

         In the event we fail to satisfy the registration rights granted to the purchaser, except as a direct result of the actions or inactions of the purchaser, we agreed to pay the purchaser liquidated damages (x) for every 30-day period following the occurrence of such Registration Default (as defined in the Registration Rights Agreement) in an amount determined by multiplying (i) $0.023 per common share then held by the purchaser by (ii) the percentage derived by dividing (A) the actual number of days elapsed from the later of such Registration Default or the last day of the prior 30-day period, as applicable, to the day such Registration Default has been completely cured by (B) 30, in cash, or at the purchaser's option, in the number of shares of our common stock, if such issuance will not violate the rules of the Nasdaq Stock Market, equal to the quotient of (v) the dollar amount of the liquidated damages on the payment date by (w) the closing bid price of our common stock as of the date of the Registration Default.

         The purchaser has also agreed to certain lock-up provisions as they related to the shares of common stock, including the shares issuable upon the exercise of the warrant, purchased from us, specifically,

         - From the later of the closing date through the 90th calendar day following the closing date or the 30th calendar day following the effective date of the registration statement which is a part of this prospectus, the purchaser agreed not to sell, transfer or dispose the common shares, nor to enter into any hedging transactions, short sales or options or other transaction with broker-dealers or any other third party which requires the delivery to the broker-dealer or third party of the shares to be registered under the registration statement which the broker may resell pursuant to the effective registration statement.

         - From the date which is the later of (i) the 91st calendar day following the closing date or (ii) the 31st calendar day following the effective date of the registration statement of which this prospectus is a part through a date which is the later of (i) the 120th calendar day following the closing date or (ii) the 60th calendar day following the effective date of the registration statement, the purchaser shall have the right to transfer, sell or dispose, in any manner whatsoever, pursuant to a registration statement or pursuant to an exemption from registration under the Securities Act, 50% of the common shares purchased by the purchaser and 50% of the shares underlying the warrant.

         - From the date which is the later of (i) 121st calendar day following the closing date or (ii) the 61st calendar day following the effective date of the registration statement of which this prospectus is a part, the purchaser shall have the right to transfer, sell or dispose, in any manner whatsoever, pursuant to a registration statement or pursuant to an exemption from registration under the Securities Act, 100% of the common shares then held by the purchaser and the shares underlying the warrant. The lock-up restrictions cease to apply from the date which is the 180th calendar day following the closing date.

         This prospectus relates to periodic offers and sales of up to 2,108,005 shares of common stock by the selling security holders listed and described below and their pledgees, donees and other successors in interest. The following table sets forth

         -        the name of each selling security holder,

         -        the number of shares owned, and

         - the number of shares being registered for resale by each selling security holder.

         We may amend or supplement this prospectus from time to time to update the disclosure set forth herein. All of the shares being registered for resale under this prospectus for the selling security holders may be offered hereby. Because the selling security holders may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares being offered hereby that will be held by the selling security holders upon termination of any offering made hereby. We have, therefore, for the purposes of the following table assumed that the selling security holders will, if applicable, exercise the options described below, and sell all of the shares owned by them which are being offered hereby, but will not sell any other shares of our common stock that they presently own. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days through the conversion or exercise of any security or other right. The information as to the number of shares of our common stock owned by each selling security holder is based upon the information contained in a record list of our shareholders at September 12, 2001.

                                                 Number of                 Shares to        Shares to be owned
Name of selling security holder                 shares owned              be offered          after offering
-------------------------------                 ------------              ----------        ------------------
Halifax Fund, LP(1)                               2,020,649                   6,457             2,014,192
Palladin Opportunity Fund, LLC(2)                 1,957,491                   6,457             1,951,034
C.L.R. Associates, Inc.(3)                          109,029                  25,000                84,029
Cranshire Capital(4)                                 25,000                  25,000                     0
Coral Investments(5)                                125,000                  25,000               100,000
Realtime Capital Consultants, Inc.(6)                50,000                  50,000                     0
Opus Group(7)                                         2,000                   2,000                     0
David Dubin(8)                                       10,150                  10,150                     0
Rolin, Inc.(9)                                       25,000                  25,000                     0
Scott Farb(10)                                      100,000                 100,000                     0
Harris Capital(11)                                  100,000                 100,000                     0
Marc Kernes(12)                                       5,000                   5,000                     0
Canal Vacaciones S.L.(13)                           128,571                  75,000                53,571
Gruntal & Co(14).                                    50,593                  50,593                     0
Protius Overseas Limited(15)                      1,144,830                 268,064               876,766
ICN Capital Ltd.(16)                                575,053                 575,053                     0

Peter Biscula(17)                            30,000             30,000                0
Kieran Keating(18)                           19,842              9,842           10,000
Gerry Crossan(18)                            19,841              9,841           10,000
Fred Paliani(19)                            281,343             15,000          266,343
Fred Stodolak(20)                           258,256             70,000          188,256
Eric Jacobs(21)                             261,100              2,880          258,220
Mackenzie Shea(22)                           14,227             14,227                0
William Golden(23)                            4,000              4,000                0
Steve Mays(23)                                4,000              4,000                0
Charles Millard(24)                           5,500              5,500                0
Peter Black(25)                               5,400              5,400                0
George Burger(25)                             1,675                900              775
John Callagry(25)                             4,725              2,400            2,325
Howard Dunberg(25)                            4,725              2,400            2,325
Edward Dunn(25)                               6,000              6,000                0
Susan Egan(25)                                9,000              9,000                0
Stephen Garceau(25)                           4,870              2,400            2,470
Judith Herstine(25)                           1,772                900              872
Todd Heyda(25)                                9,645              4,800            4,845
Jonathan Higgins(25)                          4,725              2,400            2,325
Long Bay Ventures, LLC(25)                   19,590              9,900            9,690
Glenn Nussdorf(25)                          191,000            191,000                0
Donald Rebhun(25)                            15,089              5,400            9,689
J. Todd Scharnberg(25)                        3,000              3,000                0
Richard Shepard(25)                          22,035              7,500           14,535
Thomas Schleck(25)                            8,860              4,500            4,360
Frederick Wynne(25)                           2,400              2,400                0
Lou Katsos(26)                               11,600             11,600                0
David Korba(26)                                 875                875                0
Dean Sklar(26)                               11,900             11,900                0
Mel Sole(26)                                 12,500             12,500                0
Mark Scott(26)                              128,193             12,336          115,857
Frank Vaul(26)                               58,903             11,430           47,473
J&C Resources(27)                           100,000            100,000                0
Eric Ellenhorn(27)                           25,000             25,000                0
John Rooney(27)                              25,000             25,000                0
Southeast Interactive Ventures(27)          100,000            100,000                0
Cardinal Capital Management(28)              23,000             23,000                0
                                                             ---------
     Total                                                   2,108,005
                                                             =========

(1) The number of shares owned includes 345,616 shares of common stock presently issued and outstanding, up to 1,288,889 shares of common stock issuable upon the conversion of the remaining $1,160,000 principal amount of 6% convertible debentures presently outstanding, assuming a conversion price of $.90 per share based upon the current floor price, and up to 386,144 shares of common stock issuable upon the exercise of presently outstanding warrants. The shares being offered are issuable upon the exercise of a warrant expiring in December 2005 to purchase 6,457 shares of our common stock at $1.9553 per share. The debentures and warrants provide, however, that the number of shares of common stock into which they are convertible, when added together with all other shares of our common stock beneficially owned by the holder and its affiliates, cannot exceed 9.9% of our total issued and outstanding common shares at any one time. Palladin Opportunity Fund, L.LC. is an affiliate of Halifax Fund, L.P. and the common stock owned beneficially by Palladin Opportunity Fund, L.L.C. would be aggregated with the common stock owned by Halifax Fund, L.P. for the purposes of calculating this 9.9% limitation.

(2) The number of shares owned includes 349,124 shares of common stock presently issued and outstanding, up to 1,222,222 shares of common stock issuable upon the conversion of $1,100,000 principal amount of convertible debentures presently outstanding, assuming a conversion price of $.90 per share based on the current floor price, and up to 386,145 shares of common stock issuable upon the exercise of presently outstanding warrants. The shares being offered are issuable upon the exercise of a warrant expiring in December 2005 to purchase 6,457 shares of our common stock at $1.9553 per share. The debentures and warrants provide, however, that the number of shares of common stock into which they are convertible, when added together with all other shares of our common stock beneficially owned by the holder and its affiliates, cannot exceed 9.9% of our total issued and outstanding common shares at any one time. Halifax Fund, L.P is an affiliate of Palladin Opportunity Fund, L.L.C. and the common stock owned beneficially by Halifax Fund, L.P. would be aggregated with the common stock owned by Palladin Opportunity Fund, L.L.C. for the purposes of calculating this 9.9% limitation.

(3) The number of shares owned includes options to purchase 17,000 shares of our common stock expiring in September 2002 and options to purchase 92,029 shares of our common stock expiring in September 2003, all of which are exercisable at $2.125 per share. The number of shares being offered are issuable upon the exercise of an option expiring in September 2003 to purchase shares of our common stock at $2.125 per share. The option was granted as compensation for consulting services being rendered to us.

(4) Includes shares of our common stock issuable upon the exercise of an option expiring in August 2004 to purchase 25,000 shares of our common stock at $1.75 per share. The option was granted as compensation for consulting services being rendered to us.

(5) The number of shares owned includes options to purchase 25,000 shares of our common stock at $2.50 per share expiring in May 2002, options to purchase 50,000 shares of our common stock at $2.50 per share expiring in October 2002 and options to purchase 50,000 shares of our common stock at $4.00 per share expiring in October 2002. The number of shares being offered includes shares of our common stock issuable upon the exercise of an option expiring in October 2002 to purchase 25,000 shares of our common stock at $2.50 per share. The option was granted as compensation for consulting services being rendered to us.

(6) Includes shares of our common stock issuable upon the exercise of an option expiring in October 2004 to purchase shares of our common stock at $2.75 per share. The option was granted as compensation for consulting services being rendered to us.

(7) Includes shares of our common stock issuable upon the exercise of an option expiring in March 2004 to purchase shares of our common stock at $2.313 per share. The option was granted as compensation for consulting services being rendered to us.

(8) Includes shares of our common stock issuable upon the exercise of an option expiring in October 2004 to purchase shares of our common stock at $3.00 per share. The option was granted as compensation for consulting services being rendered to us.

(9) Includes shares of our common stock issuable upon the exercise of an option expiring in January 2004 to purchase shares of our common stock at $1.50 per share. The option was granted as compensation for consulting services being rendered to us.

(10) Includes shares of our common stock issuable upon the exercise of an option expiring in March 2004 to purchase shares of our common stock at $2.00 per share. The option was granted as compensation for consulting services being rendered to us.

(11) Includes shares of our common stock issuable upon the exercise of an option expiring in May 2004 to purchase shares of our common stock at $2.50 per share. The option was granted as compensation for consulting services being rendered to us.

(12) Includes shares of our common stock issuable upon the exercise of an option expiring in June 2003 to purchase shares of our common stock at $1.75 per share. The option was granted as compensation for consulting services being rendered to us.

(13) The shares were issued as partial consideration for licensing rights to a library of travel content we purchased in June 2001.

(14) The shares were issued as compensation for services rendered to us in connection with our purchase of SportsSoft Golf, Inc.

(15) The number of shares owned includes shares issuable upon a warrant expiring in May 2004 to purchase 146,128 shares of our common stock at $2.76 per share. The number of shares being offered are shares were issued pursuant to the reset provision of the Securities Purchase Agreement with Protius Overseas Limited which we entered into in May 2001. The reset provision provided that in the event that on the earlier of July 2, 2001 or the first annual anniversary of the closing date of the transaction that the average of the closing bid prices for our common stock for the 20 trading days immediately preceding such date was less than $2.053 per share, we were obligated to issue additional shares of common stock to the purchaser equal to the formula set forth in the Securities Purchase Agreement.

(16) Includes shares of our common stock issuable upon the exercise of a warrant expiring in August 2004 to purchase 125,000 shares of our common stock at $1.75 per share.

(17) The shares were issued in consideration in the settlement of litigation.

(18) The shares were issued as final consideration for a web site purchased by us.

(19) Includes shares issuable upon the exercise of an option to purchase 100,000 shares of our common stock expiring in September 2004 at $1.70 per share and an option to purchase 73,353 shares of our common stock expiring in December 2004 at $2.22 per share. Mr. Paliani was an employee of our Golf Society of the U.S., Inc. subsidiary from February 2001 until October 2001.

(20) Mr. Stodolak is an employee of our Golf Society of the U.S., Inc. subsidiary. The shares being offered by him were issued as compensation.

(21) Includes options to purchase an aggregate of 175,000 shares of our common stock at prices ranging from $2.00 to $7.50 per share. Mr. Jacobs is a director of Visual Data. The shares being offered by him were issued in connection with our purchase of Ednet.

(22)     The shares were issued as compensation for services rendered to us.

(23) Includes an option to purchase shares of our common stock at an exercise price of $2.22 per share of which options to purchase 3,000 shares are exercisable until December 2002 and options to purchase an additional 1,000 shares are exercisable until December 2004. The option was issued as compensation for services being rendered to our Golf Society of the U.S. subsidiary.

(24) Includes options to purchase 4,500 shares of our common stock at an exercise price of $2.22 per share expiring in December 2002 and options to purchase 1,000 shares of our common stock at an exercise price of $2.22 per share expiring in December 2004. The options were issued as compensation for services being rendered to our Golf Society of the U.S. subsidiary.

(25) Includes an option to purchase shares of our common stock at $2.22 per share expiring in December 2002. The option was issued as compensation for services being rendered to our Golf Society of the U.S. subsidiary.

(26) Includes an option to purchase shares of our common stock at $2.22 per share expiring in December 2004. The option was issued as compensation for services being rendered to our Golf Society of the U.S. subsidiary.

(27) The shares were issued in connection with the purchase by us of a travel library.

(28) The shares were issued as consideration for consulting services rendered to us.

         None of the selling security holders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates, other than as described previously in this section.

         We have agreed to pay full costs and expenses, incentives to the issuance, offer, sale and delivery of the shares, including all fees and expenses in preparing, filing and printing the registration statement and prospectus and related exhibits, amendments and supplements thereto and mailing of those items. We will not pay selling commissions and expenses associated with any sale by the selling security holders.

                              PLAN OF DISTRIBUTION

         The shares offered hereby by the selling security holders may be sold from time to time by the selling security holders, or by pledgees, donees, transferees or other successors in interest. These sales may be made on one or more exchanges or in the over-the-counter market including the Nasdaq National Market of The Nasdaq Stock Market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following methods, including, without limitation:

         - a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

         - purchases by a broker or dealer as principal an resale by a broker or dealer for its account under this prospectus;

         - ordinary brokerage transactions and transaction in which the broker solicits purchasers;

         - face-to-face or other direct transactions between the selling security holders and purchasers without a broker-dealer or other intermediary; and

         - ordinary brokerage transactions and transaction in which the broker solicits purchasers.

         In effecting sales, brokers or dealers engaged by the selling security holders may arrange for other brokers or dealers to participate in the resales. Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling security holders in amounts to be negotiated in connection with the sale. These broker-dealers and agents and any other participating broker- dealers, or agents may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with the sales. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 might be sold under Rule 144 rather than under this prospectus.

         In connection with distributions of the shares or otherwise, the selling security holders may enter into hedging transactions with broker-dealers. In connection with the transactions, broker-dealers may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with selling security holders. The selling security holders may also sell shares short and deliver the shares to close out the positions. The selling security holders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell under this prospectus. The selling security holders may also pledge the shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged shares under this prospectus.

         Information as to whether an underwriter(s) who may be selected by the selling security holders, or any other broker-dealer, is acting as principal or agent for the selling security holders, the compensation to be received by underwriters who may be selected by the selling security holders, or any broker-dealer, acting as principal or agent for the selling security holders and the compensation to be received by other broker-dealers, in the event the compensation of other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including the supplement, if any, to any person who purchases any of the shares from or through a dealer or broker.

         We have advised the selling security holders that during the time as they may be engaged in a distribution of the shares included herein they are required to comply with Regulation M of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). With certain exceptions, Regulation M precludes any selling security holders, any affiliated purchasers and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchase made in order to stabilize the price of a security in connection with an at the market offering such as this offering. All of the foregoing may affect the marketability of our common stock.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form S-3. This prospectus is part of the registration statement. It does not contain all of the information set forth in the registration statement. For further information about Visual Data and its common stock, you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete. Where a contract or other document is an exhibit to the registration statement, each of you should review the provisions of the exhibit to which reference is made. You may obtain these exhibits from the SEC as discussed below.

         We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C., and at its offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below, any of such documents filed since the date this registration statement was filed and any future filings with the SEC under
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is completed.

         - our annual report on Form 10-KSB/A for the fiscal year ended September 30, 2000, as amended

         -        our current report on Form 8-K filed on January 3, 2000

         - our quarterly reports on Forms 10-QSB for the periods ended December 31, 2000, as amended, March 31, 2001 and June 30, 2001,

         - our proxy statement filed on February 20, 2001 for our annual meeting of shareholders held on March 30, 2001,

         -        our current report on Form 8-K filed on March 9, 2001,

         -        our current report on Form 8-K/A filed on March 16, 2001,

         -        our current report on Form 8-K/A filed on May 3, 2001,

         -        our current report on Form 8-K filed on May 29, 2001,

         -        our current report on Form 8-K filed on June 12, 2001,

         -        our current report on Form 8-K filed on August 6, 2001, and

         -        our current report on Form 8-K filed on September 12, 2001.

         You may request a copy of these filings, at no cost, by writing or calling us at the following address and telephone number:

         Corporate Secretary
         Visual Data Corporation
         1291 SW 29 Avenue

         Pompano Beach, Florida 33069
         954-917-6655

                                  LEGAL MATTERS

         The validity of the issuance of the securities offered hereby will be passed upon for us by Atlas Pearlman, P.A., Fort Lauderdale, Florida.

                                     EXPERTS

         The consolidated financial statements of Visual Data Corporation and subsidiaries as of and for the years ended September 30, 2000 and 1999 incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report.

         The consolidated financial statements of SportSoft Golf, Inc. and subsidiaries as of December 31, 1999 and 2000, and for the period from inception (June 4, 1999) to December 31, 1999 and for the year ended December 31, 2000, incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report.

================================================================================


                                2,108,005 Shares

                             VISUAL DATA CORPORATION

                                  Common Stock

                                     , 2001

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.(*)

Registration Fees - Securities and Exchange Commission                                   $   472(*)
Listing of Additional Shares - The Nasdaq Stock Market                                    21,080(*)
Cost of Printing                                                                           7,500(*)
Legal Fees and Expenses                                                                   15,000(*)
Accounting Fees and Expenses                                                              10,000(*)
Blue Sky Fees and Expenses                                                                   500(*)
Miscellaneous                                                                                448(*)
                                                                                         -------

         Total                                                                           $55,000(*)
                                                                                         =======

*Estimated

Item 15. Indemnification of Directors and Officers.

         The Florida Business Corporation Act permits the indemnification of directors, employees, officers and agents of a Florida corporation. Our articles of incorporation and bylaws provide that we shall indemnify to the fullest extent permitted by the Florida Business Corporation Act any person whom we may indemnify under the act.

         The provisions of Florida law that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies including injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability for:

         - violations of criminal laws, unless the director has reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe his conduct was unlawful,

         -        deriving an improper personal benefit from a transaction

         -        voting for or assenting to an unlawful distribution and

         - willful misconduct or conscious disregard for our best interests in a proceeding by or in our right to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

         The statute does not affect a director's responsibilities under any other law, including federal securities laws.

         The effect of Florida law, our articles of incorporation and our bylaws is to require us to indemnify our officers and directors for any claim arising against those persons in their official capacities if the person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

         To the extent indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or control persons, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is unenforceable.

Item 16. Exhibits and Consolidated Financial Statement Schedules.

Exhibit No.       Description
-----------       -----------
4.1               Specimen Common Stock Certificate(1)

4.2               Form of Option to Purchase Common Stock(2)

4.3               Form of Common Stock Purchase Warrant(*)

5                 Opinion of Atlas Pearlman, P.A.(*)

10.1              Form of Securities Purchase Agreement(*)

10.2              Form of Registration Rights Agreement(*)

10.3              Securities Purchase Agreement with Protius Overseas Limited(2)

23.1              Consent of Independent Certified Publi Accountants(*)

-----------------------------
*        Filed herewith

(1) Incorporated by reference to the registrant's Registration Statement on Form SB- 2, Registration No. 333-18819, as amended and declared effective by the SEC on July 30, 1997.

(2) Incorporated by reference to the registrant's Registration Statement on Form S- 3, Registration No. 333-63792, as declared effective by the SEC on July 2, 2001.

Item 17. Undertakings.

         Visual Data will:

         1. File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                  i. Include any prospectus required by section 10(a)(3) of the Securities Act;

                  ii. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  iii. Include any additional or changed material information on the plan of distribution.

         2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pompano Beach and the State of Florida, on the 9th day of October, 2001.

                                     VISUAL DATA CORPORATION


                                     By: /s/ Randy S. Selman
                                         -------------------------------------

                                         Randy S. Selman
                                         Chairman of the Board,
                                         Chief Executive Officer and President

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Randy S. Selman as his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendment or post-effective amendment to this Registration Statement on Form S-3 or abbreviated registration statement (including, without limitation, any additional registration filed pursuant to Rule 462 under the Securities Act of 1933) with respect hereto and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         Signature                                              Title                           Date
         ---------                                              -----                           ----
                                                     President, Chief Executive
                                                     and Chairman of the Board
/s/ Randy S. Selman                                                                       October 9, 2001
--------------------------------
Randy S. Selman


                                                     Chief Financial Officer and          October 9, 2001
/s/ Gail Babitt                                      Principal Accounting Officer
--------------------------------
Gail Babitt

                                                     Executive Vice President             October 9, 2001
/s/Alan Saperstein                                   and Director
--------------------------------
Alan Saperstein


/s/Benjamin Swirsky                                  Director                             October 9, 2001
--------------------------------
Benjamin Swirsky


/s/Brian K. Service                                  Director                             October 9, 2001
--------------------------------
Brian K. Service


/s/Eric Jacobs                                       Secretary and Director               October 9, 2001
--------------------------------
Eric Jacobs


/s/Robert T. Wussler                                 Director                             October 9, 2001
--------------------------------
Robert T. Wussler